Exhibit 3.01

ARTICLES OF AMENDMENT

OF

PARAGON SHIPPING INC. Reg. No. 18649

REPUBLIC OF THE MARSHALL ISLANDS

REGISTRAR OF CORPORATIONS

DUPLICATE COPY

The original of this Document was filed in accordance with Section 5 of the Business Corporations Act on

NON RESIDENT

February 22, 2016

/s/ Elizabeth Caswell
Deputy Registrar

ARTICLES OF AMENDMENT OF
AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

PARAGON SHIPPING INC.

UNDER SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, Michael Bodouroglou, as the Chief Executive Officer of Paragon Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Corporation”), for the purpose of amending the Amended and Restated Articles of Incorporation of the Corporation pursuant to Section 90 of the Business Corporations Acts, as amended, hereby certify that:

1.	The name of the Corporation is PARAGON SHIPPING INC;

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of April 26, 2006 and were subsequently amended on October 20, 2006 and October 26, 2006;

3.	The Articles of Incorporation as amended, were amended and restated on November 20, 2006 and April 7, 2010;

4.	The Articles of Incorporation as amended and restated, were further amended on November 2, 2012;

5.	Section “Reverse Stock Split” of Article D of the Amended and Restated Articles of Incorporation which was added in the Amended and Restated Articles of Incorporation on November 2, 2012 is hereby deleted in its entirely, and the following shall be inserted in its place:

“Effective as of 5:01 p.m., Marshall Islands time on March 1, 2016 (12:01 a.m., New York time on March 1, 2016), every thirty-eight (38) shares of class A common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of class A common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number and par value of shares of common stock and the number and par value of shares of preferred stock authorized pursuant to this Paragraph D shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. All shares of class A common stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of class A common stock, the Corporation shall, in lieu of issuing any such fractional share, round such fractional share up to the nearest whole share.”

6.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

7.	This amendment of the Amended and Restated Articles of Incorporation was authorized by actions of the Board of Directors and a vote of the holders of the majority of all outstanding shares of the Corporation with a right to vote thereon at the Special Meeting of Shareholders of the Corporation held on February 12, 2016;

IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation on this 22nd day of February, 2016.

/s/ Michael Bodouroglou
Name: Michael Bodouroglou
Title: Chief Executive Officer